Exhibit 99.11

Financial Statements

Avalon Rare Metals Inc.

For the Three Months Ended November 30, 2009

Unaudited - See Notice to Reader

INDEX

Balance Sheets	1

Statements of Operations and Deficit	2

Statements of Comprehensive Loss	3

Cash Flow Statements	4

Notes to the Financial Statements	5 - 16

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these financial statements.

Avalon Rare Metals Inc.
Balance Sheets
As at November 30, 2009 and August 31, 2009
Unaudited - See Notice to Reader
	November 30,	August 31,
	2009	2009

Assets

Current Assets

Cash and cash equivalents	$18,699,802	$6,003,782
Receivables	794,621	598,468
Prepaid expenses	116,786	118,037
	19,611,209	6,720,287

Investments Available for Sale	2,657	2,657

Resource Properties (note 4)	22,766,402	19,677,856

Property, Plant and Equipment	121,061	120,464

	$42,501,329	$26,521,264

Liabilities

Current Liabilities

Accounts payable	$1,787,577	$1,429,712

Shareholders’ Equity

Share Capital (note 5)	57,247,874	44,828,738

Contributed Surplus (note 6)	7,087,261	3,054,653

Deficit	(23,611,897)	(22,782,353)

Accumulated Other Comprehensive Loss (note 7)	(9,486)	(9,486)

	40,713,752	25,091,552

	$42,501,329	$26,521,264

Approved on behalf of the Board

            “Donald S. Bubar”               , Director

           “Brian MacEachen”              , Director

Avalon Rare Metals Inc.
Statements of Operations and Deficit
For the Three Months Ended November 30, 2009 and 2008
Unaudited - See Notice to Reader
	2009	2008

Revenue

Interest	$23,271	$44,246

Expenses

Amortization	10,366	12,616
Consulting fees	15,737	2,025
Directors’ fees	11,000	11,000
Insurance	17,449	12,909
Interest and financing costs	2,570	2,447
Office and general	33,550	5,014
Professional fees	77,266	32,926
Public and investor relations	228,512	117,612
Rent and utilities	28,301	26,102
Salaries and benefits	118,979	161,562
Shareholders’ information	11,252	1,283
Stock-based compensation	684,181	135,050
Transfer and filing fees	80,926	20,677
Travel	72,929	31,184

	1,393,018	572,407

Loss before Income Taxes	(1,369,747)	(528,161)

Future Income Tax Recoveries (note 8)	540,203	-

Net Loss for the Period	(829,544)	(528,161)

Deficit - Beginning of Period	(22,782,353)	(19,827,434)

Deficit - End of Period	$(23,611,897)	$(20,355,595)

Loss per Share, Basic and Fully Diluted	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding, Basic and Fully Diluted	74,791,811	64,649,748

Avalon Rare Metals Inc.
Statements of Comprehensive Loss
For the Three Months Ended November 30, 2009 and 2008
Unaudited - See Notice to Reader
	2009	2008

Net Loss for the Period	$(829,544)	$(528,161)

Other Comprehensive Income	-	-

Comprehensive Loss for the Period	$(829,544)	$(528,161)

Avalon Rare Metals Inc.
Cash Flow Statements
For the Three Months Ended November 30, 2009 and 2008
Unaudited - See Notice to Reader
	2009	2008

Cash Flows from Operating Activities

Cash paid to suppliers and employees	$(339,811)	$(499,721)
Interest received	23,271	44,246

	(316,540)	(455,475)

Cash Flows from Financing Activities

Share capital - private placement	16,106,016	-
Share capital - exercise of options	201,750	-

	16,307,766	-

Cash Flows from Investing Activities

Resource property expenditures	(3,284,243)	(1,974,026)
Purchase of property, plant and equipment	(10,963)	-

	(3,295,206)	(1,974,026)

Change in Cash and Cash Equivalents	12,696,020	(2,429,501)

Cash and Cash Equivalents - Beginning of Period	6,003,782	10,738,700

Cash and Cash Equivalents - End of Period	$18,699,802	$8,309,199

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

1.	Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company’s annual financial statements.  Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim financial statements should be read together with the audited financial statements and the accompanying notes of the Company for the year ended August 31, 2009.

2.	Capital Disclosures

The Company’s capital structure consists of share capital and contributed surplus, including stock options and warrants.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its Thor Lake Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares.  In order to achieve its objectives, the Company expects it will be required to spend its existing working capital and raise additional funds as required.

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the year ended November 30, 2009.

3.	Financial Instruments

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Accounting Treatment

Cash and cash equivalents	Held for trading	Fair value
Receivables	Loans and receivables	Amortized cost
Investments available for sale	Available-for-sale	Fair value
Accounts payable	Other liabilities	Amortized cost

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reade

3.	Financial Instruments (continued)

Cash and cash equivalents include bank deposits and highly liquid short term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.

Investments available for sale (“Investments”) consist of shares received as consideration for resource property interests.  All Investments are in publicly traded companies.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at November 30, 2009.  The Company’s cash and cash equivalents are either on deposit with a highly rated banking group in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by a highly rated Canadian banking group.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has sufficient funds to cover its working capital requirements for at least the next eighteen months.

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt.  The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.  These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar.  The majority of the Company’s purchases are transacted in Canadian dollars.  As at November 30, 2009, the Company had cash of US$24,453 and accounts payable of US$8,088 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control.  The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

In addition, the values of the Company’s Investments are subject to market price fluctuations.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

3.	Financial Instruments (continued)

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three month period.

As at November 30, 2009, approximately 11% of the Company’s cash and cash equivalents are at fixed interest rates maturing beyond the next three months and the balance is subject to interest rate fluctuations. Sensitivity to a plus or minus 25 basis points change in rates would decrease or increase the Company’s net loss by approximately $9,800 over a three month period.

The Company had cash of US$24,453 and accounts payable of US$8,088 denominated in US currency as at November 30, 2009 and its quarterly average expenditures transacted in US dollars is approximately US$80,000.  If the Canadian Dollar weakens or strengthens 10% against the United States Dollar with other variables held constant, the Company’s net loss would increase or decrease by approximately $6,000 over a three month period.

A plus or minus 10% change in the market price of the Company’s Investments would not have any significant effect on the Company’s net loss.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

4.	Resource Properties

	November 30, 2009
	Separation
	Rapids	Warren	Thor Lake	East
	Lithium-	Township	Rare	Kemptville
	Tantalum	Anorthosite	Metals	Rare Metals
	Project	Project	Project	Project	Total

Community consultation	$-	$-	$125,020	$-	$125,020
Diamond drilling	-	-	1,532,877	-	1,532,877
Environmental studies/permitting	3,578	275	396,557	-	400,410
Feasibility/engineering studies	-	-	281,614	100,045	381,659
Geochemical	-	-	-	14,648	14,648
Geology	5,170	-	165,480	10,515	181,165
Geophysical	-	-	750	701	1,451
Linecutting	-	-	-	10,990	10,990
Metallurgical/market studies	10,550	157	400,712	28,105	439,524
Other	400	-	402	-	802

Current expenditures	19,698	432	2,903,412	165,004	3,088,546

Balance - August 31, 2009	3,857,237	1,194,618	13,843,234	782,767	19,677,856

Balance – November 30, 2009	$3,876,935	$1,195,050	$16,746,646	$947,771	$22,766,402

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

5.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance - August 31, 2009	70,804,448	$44,828,738
Issued pursuant to: private placement	7,500,000	14,083,743
exercise of options	200,000	496,882
Commission - cash paid		(844,993)
Commission - compensation warrants issued		(488,925)
Issuance costs paid		(287,368)
Tax effect on issuance of flow-through shares		(540,203)

Balance – November 30, 2009	78,504,448	$57,247,874

During the three months ended November 30, 2009, the Company:

i)
completed an offering (the “Offering”) pursuant an agreement (the “Offering Agreement”) with a syndicate of underwriters led by CIBC World Markets Inc. and issued 6,745,000 Special Warrants ("Special Warrants") at a price of $2.30 per Special Warrant and 755,000 Flow-Through Special Warrants ("FT Special Warrants") at price $2.65 per FT Special Warrant for total gross proceeds of $17,514,250.

Each Special Warrant was exercisable into one unit (the "Unit") of the Company without further payment. Each Unit is comprised of one common share and one-half of a common share purchase warrant.  Each whole warrant (a "Warrant") entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, for a period of 24 months following September 17, 2009.

Each FT Special Warrant was exercisable into one flow-through common share of the Company without further payment.

All of the Special Warrants and FT Special Warrants were exercised during the three months ended November 30, 2009, and accordingly, the Company issued 6,745,000 Units and 755,000 flow-through common shares pursuant to these exercises.

Of the Special Warrant price of $2.30, $1.7914 was allocated to the common share component of the Unit and the balance of $0.5086 was allocated to the Warrant component of the Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the Offering Agreement, which was $2.58, and the estimated fair value of a whole Warrant of $1.4649 (which was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%).

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

5.	Share Capital (continued)

In connection with the Offering, the Company paid cash commissions totalling $1,050,855 and issued 450,000 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the Offering.  Each Broker Warrant entitles the holder to purchase one Unit for a period of 24 months following September 17, 2009 at the exercise price of $2.43 per Unit.

The estimated fair value of the Brokers’ Compensation Warrants totalled $608,040.  The fair values of the Broker Warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%.

The Company also paid other cash issuance costs of $357,379 in connection to the Offering.

The total transaction costs of $2,016,274 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)
issued 200,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $201,750.  The estimated fair value at issuance of these options was $295,132, and this amount has been added to the recorded value of the issued shares.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

6.	Contributed Surplus

	Number	Amount
Warrants
Balance - August 31, 2009	156,250	$28,453
Issued pursuant to a private placement (note 5b)	3,372,500	3,430,507
Commission - cash paid (note 5b)		(205,862)
Commission - compensation warrants issued (note 5b)		(119,115)
Issuance costs paid (note 5b)		(70,011)

Balance – November 30, 2009	3,528,750	$3,063,972

Stock Options
Balance - August 31, 2009	4,300,000	$1,665,442
Number of options granted	825,000	-
Fair value of options earned in the period	-	631,799
Exercised	(200,000)	(295,132)
Expired/Cancelled	(150,000)	(7,853)

Balance – November 30, 2009	4,775,000	$2,046,638

Brokers= Compensation Warrants
Balance - August 31, 2009	-	$-
Issued pursuant to a private placement	450,000	608,040

Balance – November 30, 2009	450,000	$608,040

Cancelled/Expired Warrants and Options
Balance - August 31, 2009		$1,360,758
Cancelled/expired options		7,853

Balance – November 30, 2009		$1,368,611

		$7,087,261

a)	Warrants

As at November 30 2009, the Company had the following warrants issued and outstanding:

i)	156,250 warrants entitling the holder to purchase one common share at $0.50 per share, expiring December 15, 2010; and

ii)	3,372,500 warrants entitling the holder to purchase one common share at $3.00 per share, expiring September 17, 2011.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

6.	Contributed Surplus (continued)

During the three months ended November 30, 2009, share purchase warrants were issued as follows:

	Number	Weighted
	of	Average
	Warrants	Exercise Price

Balance - August 31, 2009	156,250	$0.50
Issued	3,372,500	3.00

Balance - November 30, 2009	3,528,750	$2.89

b)	Stock Option Plan

The Company has a Stock Option Plan (the APlan@) that provides for the issue of up to 10% of the number of the then issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares for either the trading day prior to the grant or the day of the grant.  The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of 10 years).

During the three months ended November 30, 2009, stock options were granted, exercised and expired/cancelled as follows:

	Number	Weighted
	of	Average
	Options	Exercise Price

Balance - August 31, 2009	4,300,000	$1.17
Granted	825,000	2.53
Exercised	(200,000)	1.01
Expired/Cancelled	(150,000)	1.26

Balance – November 30, 2009	4,775,000	$1.41

Vested options included in outstanding options above - November 30, 2009	1,637,500	$1.16

During the three months ended November 30, 2009, the Company granted:

i)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.80 per share until September 4, 2014.  These options vest at the rate of 25% every twelve months following September 4, 2009. The estimated fair value of these options totalled $466,130 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

6.	Contributed Surplus (continued)

ii)
an aggregate of 200,000 stock options to two officers of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.35 per share until October 29, 2014.  These options vest at the rate of 25% every twelve months following October 29, 2009.  The estimated fair value of these options totalled $342,140 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

iii)
400,000 stock options to an officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.51 per share until November 1, 2014.  These options vest at the rate of 25% every twelve months following November 1, 2009.  The estimated fair value of these options totalled $773,800 and this amount will be amortized and expensed as stock-based compensation over the vesting terms; and

iv)
50,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.51 per share until November 1, 2011.  These options vest at the rate of 25% every three months following November 1, 2009.  These options were cancelled during the three months ended November 30, 2009.

During the three months ended November 30, 2009, the Company recorded stock-based compensation expense of $684,181 related to stock options which were earned during the three months ended November 30, 2009.

The fair value of stock options to employees, officers and directors was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	2.38%
Expected life	4.3 years
Expected volatility	107%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company=s stock options.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

6.	Contributed Surplus (continued)

As at November 30, 2009, the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price	Unvested	Vested	Remaining Contractual Life

$2.80	175,000	-	4.8 years
$2.51	400,000	-	4.9 years
$2.35	250,000	-	4.9 years
$1.82	112,500	112,500	3.0 years
$1.80	25,000	75,000	1.7 years
$1.61	250,000	200,000	2.6 years
$1.54	375,000	50,000	3.2 years
$1.41	200,000	-	4.5 years
$1.20	500,000	350,000	2.7 years
$1.08	-	150,000	1.6 years
$0.98	200,000	200,000	2.1 years
$0.80	-	300,000	1.9 years
$0.75	437,500	87,500	3.5 years
$0.70	50,000	75,000	1.1 years
$0.63	12,500	37,500	1.2 years
$0.55	100,000	-	4.3 years
$0.50	50,000	-	1.1 years

	3,137,500	1,637,500

c)	Brokers’ Compensation Warrants

As at November 30, 2009, the Company had 450,000 Brokers= Compensation Warrants issued and outstanding.  Each Brokers= Compensation Warrants entitles the holder to purchase one Unit at a price of $2.43 per Unit, exercisable until September 17, 2011.  Each Unit will consist of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at an exercise price of $3.00 per share until September 17, 2011.

7.	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the unrealized losses on the Company’s investments available for sale.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

8.	Future Income Tax Recoveries

During the three months ended November 30, 2009, the Company issued 755,000 flow-through common shares for gross proceeds of $2,000,750.  Pursuant to the share subscription agreements, the Company is required to incur Canadian exploration expenses (ACEE@) equal to the gross proceeds amount (of which $1,788,000 has been incurred as at November 30, 2009) and the Company is also required to renounce the CEE amount of $2,000,750 to the investors with the effective date of December 31, 2009.  The renunciation will reduce the Company=s future income tax assets by $540,203.  The Company accordingly has reduced the share capital by the tax effect of $540,203 at issuance.  However, as the Company has not recognized its future income tax assets, the $540,203 is recorded as a future income tax recovery on the statement of operations.

9.	Related Party Transactions

During the three months ended November 30, 2009, the Company:

a)
incurred accounting fees and share issuance costs of $36,000 with an accounting firm in which an officer is the principal.  As at November 30, 2009, accounts payable included $8,000 accrued to this accounting firm;

b)	incurred consulting fees of $22,000 with an officer, of which $17,463 were deferred as resource property costs. As at November 30, 2009, accounts payable included $7,508 payable to this officer; and

c)
incurred consulting fees of $47,775 with a company owned by an officer of the Company, which were deferred as resource property costs.  As at November 30, 2009, accounts payable included $32,051 payable to this company.

10.	Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months Ended November 30, 2009
Unaudited - See Notice to Reader

10.	Recent Accounting Pronouncements (continued)

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company thus will apply IFRS in fiscal 2012.  The transition date of September 1, 2010 for the Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time.

11.	Subsequent Events

Subsequent to the three months ended November 30, 2009, the Company:

a)	issued 50,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $25,000; and

b)	issued 156,250 common shares pursuant to the exercise of an equivalent number of warrants for cash proceeds of $78,125.